
stratasys F900

STRATASYS Q4 and Full Year 2018

Financial Results Conference Call

March 7, 2019

stratasys

Q4 and FY 2018 Conference Call and Webcast Details

Speakers

- Elan Jaglom – Interim CEO
- David Reis – Vice-Chairman
- Lilach Payorski – CFO
- Yonah Lloyd – VP, Investor Relations

Live webcast and replay:
https://edge.media-server.com/m6/p/znvsr248

Live Dial-in Information

Primary Dial-in:
+1-866-394-5776

International Dial-in:
+1-409-350-3596

Participant Passcode:
2462328

Forward Looking Statement

The statements in this presentation regarding Stratasys' strategy, and the statements regarding its projected future financial performance, including the financial guidance concerning its expected results for 2019, are forward-looking statements reflecting management's current expectations and beliefs. These forward-looking statements are based on current information that is, by its nature, subject to rapid and even abrupt change. Due to risks and uncertainties associated with Stratasys' business, actual results could differ materially from those projected or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to: the degree of market acceptance of our 3D printers, high-performance systems and consumables, and the software and technology included in those systems; potential declines in the demand for, or the prices of, our products and services, or volume of our sales, due to decreased demand either for them specifically or in the 3D printing market generally; potential shifts in our product mix to lower-margin products or in our revenues mix towards our AM services business; potential further charges against earnings that we could be required to take due to impairment of additional goodwill or other intangible assets; potential failure to successfully consummate acquisitions or investments in new businesses, technologies, products or services; the impact of competition and new technologies; risks related to our relationships with our suppliers, resellers and independent sales agents, and our operations at our manufacturing sites; risks related to the international scope of our operations and regulatory compliance (including reporting, environmental, anti-corruption and other regulatory compliance) related to that scope of operations; risks related to the security of our information systems (including risks related to potential cyber-attacks); changes in the overall global economic environment or in political and economic conditions in the countries in which we operate; changes in our strategy; costs and potential liability relating to litigation and regulatory proceedings; and those additional factors referred to in Item 3.D "Key Information - Risk Factors", Item 4, "Information on the Company", Item 5, "Operating and Financial Review and Prospects," and all other parts of our Annual Report on Form 20-F for the year ended December 31, 2018 (the "**2018 Annual Report**"), filed with the Securities and Exchange Commission (the "**SEC**") on March 7th, 2019. Readers are urged to carefully review and consider the various disclosures made throughout our 2018 Annual Report that attaches Stratasys' unaudited, condensed consolidated financial statements as of, and for the quarter and full year ended, December 31, 2018, and its review of its results of operations and financial condition for those periods, which has been furnished to the SEC on or about the date hereof, and our other reports filed with or furnished to the SEC, which are designed to advise interested parties of the risks and factors that may affect our business, financial condition, results of operations and prospects. Any guidance provided, and other forward-looking statements made, in this presentation are made as of the date hereof, and Stratasys undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.



Use of Non-GAAP Financial Information

The non-GAAP data that appears below, which excludes certain items as described below, are non-GAAP financial measures. Our management believes that these non-GAAP financial measures are useful information for investors and shareholders of our company in gauging our results of operations (x) on an ongoing basis after excluding mergers, acquisitions and divestments related expense or gains and reorganization-related charges or gains, and (y) excluding non-cash items such as stock-based compensation expenses, acquired intangible assets amortization, including intangible assets amortization related to equity method investments, impairment of long-lived assets, changes in fair value of obligations in connection with acquisitions and the corresponding tax effect of those items. These non-GAAP adjustments either do not reflect actual cash outlays that impact our liquidity and our financial condition or have a non-recurring impact on the statement of operations, as assessed by management. These non-GAAP financial measures are presented to permit investors to more fully understand how management assesses our performance for internal planning and forecasting purposes. The limitations of using these non-GAAP financial measures as performance measures are that they provide a view of our results of operations without including all items indicated above during a period, which may not provide a comparable view of our performance to other companies in our industry. Investors and other readers should consider non-GAAP measures only as supplements to, not as substitutes for or as superior measures to, the measures of financial performance prepared in accordance with GAAP. Reconciliation between results on a GAAP and non-GAAP basis is provided on slide 20.





Elan Jaglom
Interim CEO

Opening Remarks

- Fourth quarter results show positive traction in high-end FDM and PolyJet systems, primarily in North America, improved results at Stratasys Direct Manufacturing, and steady growth in customer support revenues
- Revenue was impacted by government shutdown in the United States and by temporary weakness in Automotive sector in EMEA
- Pleased with profitability and progress in creating strong operational foundation for future growth

Make it Better. Make it with Stratasys.



FINANCIAL UPDATE

Lilach Payorski – CFO

Financial Results

	GAAP			Non-GAAP		
	Q4 '17	Q4 '18	Change Y/Y	Q4 '17	Q4 '18	Change Y/Y
Total Revenue	179.3	177.1	-1.2%	179.3	177.1	-1.2%
Gross Profit	87.3	87.0	(0.3)	94.1	92.5	(1.6)
% Margin	48.7%	49.1%	-0.3%	52.5%	52.2%	-1.7%
Operating Income (Loss)	(6.0)	(3.8)	2.2	13.5	12.8	(0.8)
% Margin	-3.3%	-2.1%	36.4%	7.6%	7.2%	-5.7%
Pre-Tax Income (Loss)	(5.3)	(3.1)	2.3	14.2	13.5	(0.7)
% Margin	-3.0%	-1.7%	42.4%	7.9%	7.6%	-4.9%
Tax Rate	-76.6%	-118.7%	(2.3) 88.2%	37.7%	13.1%	(2.4) -69.1%
EBITDA	11.2	24.7	1.2	22.7	20.1	(0.1)
Net Income (Loss) attributed to SSYS Ltd.	(10.0)	6.3	16.3	8.4	11.3	2.9
% Margin	-5.6%	3.6%	-163.2%	4.7%	6.4%	33.7%
Diluted EPS	(0.19)	0.12	-162.3%	0.16	0.21	32.4%
Diluted Shares	53.4	54.1	1.5%	53.6	54.1	1.0%

$ in millions, except shares data

All numbers and percentages rounded

Financial Results – Revenue

Total Revenue - Quarterly Trend


179.3
49.6
129.8
Q4 '17
153.8
49.9
103.9
Q2 '17
170.2
51.8
118.4
Q2 '18
162.0
52.4
109.6
Q3 '18
177.1
52.6
124.5
Q4 '18
Product
Service

Y/Y Change

- Product Revenue **-4%**
- System Revenue **-7%**
- Consumable Revenue **Flat**
- Service Revenue **+6%**
- Customer Support +**6%**

$ in millions unless noted otherwise

All numbers and percentages rounded

Financial Results – Gross Margin Trends



GAAP
48.7%
49.2%
49.1%
48.7%
49.1%
56.5%
55.0%
55.6%
53.8%
54.6%
35.2%
34.0%
35.7%
34.2%
36.1%
Q4 '17
Q1 '18
Q2 '18
Q3 '18
Q4 '18
Non-GAAP
52.5%
52.8%
52.5%
52.1%
52.2%
61.7%
58.8%
59.6%
60.6%
58.9%
35.9%
34.4%
36.2%
34.5%
36.3%
Q4 '17
Q1 '18
Q2 '18
Q3 '18
Q4 '18
Total Gross Margin
Product Gross Margin
Service Gross Margin

All percentages rounded

Financial Results – Operating Expense and Margin

GAAP





Q4 '17		Q4 '18	
R&D Expense (% of revenue)	14.8%	R&D Expense (% of revenue)	13.8%
SG&A Expense (% of revenue)	37.2%	SG&A Expense (% of revenue)	37.5%

Y/Y Change

- GAAP Operating Expense **-3%**
- Non-GAAP Operating Expense **-1%**

Operating Margin


Q4 '17
Q1 '18
Q2 '18
Q3 '18
Q4 '18
7.6%
3.2%
6.2%
5.0%
7.2%
-3.3%
-4.2%
-1.1%
2.1%
-2.1%
GAAP
Non-GAAP

All percentages rounded

Financial Results – Balance Sheet Summary & Cash Flow From Operations

	Q4-17	Q3-18	Q4-18
Cash and Cash Equivalents	328.8	348.9	393.2
Accounts Receivable, net	132.7	129.5	138.1
Inventories	115.7	118.1	123.5
Net Working Capital	451.6	483.9	508.4


Cash Flow From Operating Activities
20.8
18.7
Q4 '17
Q4 '18
61.7
63.7
FY 2017
FY 2018

$ in millions unless noted otherwise

All numbers rounded

Lilach Payorski
CFO

Financial Summary

- Pleased with non-GAAP earnings driven by operational discipline and expense management
- Revenue reflects a strong quarter and increased adoption for high-end PolyJet and FDM systems and consumables North America, partially offset by what we believe is temporary weakness in the Automotive sector in EMEA
- Healthy balance sheet and positive cash generation from operating activities - record $63.7 million in 2018



UPDATE ON CEO SEARCH

Elan Jaglom – Interim CEO

Candidate Criteria:

- ✓ Strong leader
- ✓ Global operational experience
- ✓ Proven growth history
- ✓ Delivers shareholder value



Q4 & FY 2018 UPDATE

David Reis – Vice Chairman

2018 High End Systems and Materials Strength

Strong growth for **F900** addressing manufacturing focused applications

- Utilization rates exceed prototyping units such as F123 by 3X





J750 and **J735** increasingly adopted for applications requiring high-realism and multi-color and multi-material capabilities

- CPG, Dental, Medial surgical guides and patient-specific models
- Becoming mission-critical in product development
- Significant opportunity within prototyping space





Positive implications for future consumables and services recurring revenue streams

Recent New Product Introductions

F380 Carbon Fiber Edition

- Pleased with early demand

Antero PEKK

- Advanced FDM thermoplastic that meets strict aerospace requirements

FDM TPU Flexible Elastomer material for F123 Platform

- Strong early interest from Automotive manufacturers

MakerBot Method Performance 3D Printer

- Expect to begin shipping at end of Q1

J720 Dental 3D Printer

- Multi-color and multi-material capabilities for dental labs







Contributing to Expected 2019 Growth and Strengthening Product Portfolio

Growth Strategy and Outlook

Expected Accelerated Revenue Growth Beginning in 2020 Driven By:

- ✓ Focused R&D product roadmap
- ✓ New product introductions in 2019 and 2020
  - ✓ FDM and PolyJet platforms
  - ✓ Layered Powder Metallurgy (LPM) metal AM platform
  - ✓ Additional offerings to broaden range of solutions

Expected Accelerated Revenue Growth Beginning in 2020

Revenue & Earnings Guidance

Revenue (M)
$670 - $700

GAAP Diluted EPS
$(0.40) - $(0.22)

Non-GAAP Diluted EPS
$0.55 - $0.70

Reconciliation of GAAP to Non-GAAP Guidance ($ in millions, except per share data)	
Revenue	$670 to $700
GAAP Net Loss	($22) to ($12)
(1) Stock-Based Compensation Expense	$20 to $22
(2) Intangible Assets Amortization Expense	$32
(3) Reorganization Related Expense	$1 to $2
(4) Tax Expense (Income) Related to Non-GAAP Adjustments	($4) to ($3)
Non-GAAP Net Income	$30 to $38
GAAP Diluted Loss Per Share	($0.40) to ($0.22)
Non-GAAP Diluted Earnings Per Share	$0.55 to $0.70

$ in millions unless noted otherwise

All numbers and percentages rounded

Thank You

Make it Better. Make it with Stratasys.

Reconciliation of GAAP to Non-GAAP - Results of Operations Stratasys Ltd.

	Three Months Ended December 31, 2018			Three Months Ended December 31, 2017		
	GAAP	Adjustments	Non-GAAP	GAAP	Adjustments	Non-GAAP
Gross Profit (1)	$86,999	$5,499	$92,498	$87,266	$6,864	$94,130
Operating income (Loss) (1,2)	-3,803	16,574	12,771	-5,976	19,518	13,542
Net income (Loss) attributable to Stratasys Ltd. (1,2,3)	6,307	4,993	11,300	-9,980	18,429	8,449
Net income (Loss) per diluted share attributable to Stratasys Ltd. (4)	$0.12	$0.09	$0.21	($0.19)	$0.35	$0.16
(1) Acquired intangible assets amortization expense		5,221			5,687	
Impairment charges of intangible assets and other long-lived assets		0			646	
Non-cash stock-based compensation expense		294			497	
Reorganization and other related costs		-16			34	
		5,499			6,864	
(2) Acquired intangible assets amortization expense		2,532			2,594	
Non-cash stock-based compensation expense		3,686			3,092	
Impairment charges of intangible assets and other long-lived assets		4,797			3,742	
Reorganization and other related costs		60			3,136	
Merger and acquisition related expense		0			90	
		11,075			12,654	
		16,574			19,518	
Corresponding tax effect		1,853			-1,295	
Gain from equity method divestment and related amortization		-13,434			206	
		$4,993			$18,429	
(4) Weighted average number of ordinary shares outstanding – Diluted	54,132		54,132	53,356		53,584

$ in millions unless noted otherwise

All numbers and percentages rounded